Zhong Yang Financial Group Limited

118 Connaught Road West

Room 1101

Hong Kong

June 28, 2021

Via Edgar Correspondence

Mr. Lory Empie

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:

Zhong Yang Financial Group Limited

Draft Registration Statement on Form F-1

Submitted February 26, 2021

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted April 23, 2021

CIK No. 0001848275

Dear Mr. Empie,

This letter is in response to the letter dated May 20, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Zhong Yang Financial Group Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 2 to Draft Registration Statement”) is being submitted to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Refer to the chart on pages 1 and 55. Please discuss the reasons for period over period fluctuations in the number of future contracts you have executed.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the number of futures contracts executed in each period depends on factors including, but not limited to, economic and political conditions, market conditions, pricing of future contracts, and the clients’ risk appetite. By the end of 2019 to first half of 2020, the Southeast Asian financial market faces a number of uncertainties such as the outbreak of COVID-19. Trading activities dropped substantially and heavily impacted our fiscal quarters ended December 31, 2019 and March 31, 2020. The volatility of global stability and futures market affected our clients’ confidence and willingness in investing in the financial market. As a result, operating results fluctuated violently between fiscal quarter ended June 30, 2019 to fiscal quarter ended June 30, 2020. We have revised our disclosure on page 2 and 57 accordingly.

2. Please balance your disclosure in the prospectus summary regarding your growth in transaction volume and client numbers on your platform during the years ended March 31, 2019 and 2020 by disclosing:

●	the concentration of your revenues in your top five customers, as disclosed in the second risk factor on page 15; and

●	that your total number of revenue-generating accounts decreased from 78 to 77 during the same period, as disclosed on page 69.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 1 accordingly.

3. Please reconcile your statement on page 1 that your “goal is to become the preferred online trading platform for Chinese investors worldwide” with your statement on page 38 that your “goal is to become the preferred trading platform for Southeast Asian investors” and that you “pursue a niche market strategy and aim to be the preferred trading platform for Southeast Asian investors.”

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 1, 3 and 35 to reflect that we currently pursue a niche market strategy in Hong Kong and plan to expand to Southeast Asia as the first step in achieving the final goal of “becoming the preferred online trading platform for Asian investors worldwide”.

Corporate Structure, page 5

4. Please revise your organization chart to reflect the corporate structure following the completion of the offering and include the anticipated percentage ownership of public shareholders and affiliates.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the organization chart on page 5 and page 58 accordingly.

Summary Financial Data, page 11

5. Please revise your tabular information, here and elsewhere as applicable, to present the year ending March 31, 2020 preceding the year ending March 31, 2019, similar to how the information is presented in your audited financial statements.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed summary financial data as it is not required in the registration statement. We have revise elsewhere to present the year ending March 31, 2020 preceding the year ending March 31, 2019.

Risk Factors

We may not be able to develop our proposed margin financing business as expected..., page 16

6. We note that you expect to derive the funding for your proposed margin financing business from a variety of sources, including from commercial banks or other financial institution partners, among others. Please disclose, either here or elsewhere, the material terms of any agreements or arrangements you have with any financial partners in connection therewith, including any applicable rate and fee structures that you will pay.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have entered into agreements with Vision Financial Markets LLC (“Vision”) and Zinvest Global Limited (“Zinvest”) for our margin financing business. Below is the summary of the material terms of the agreements. We have revised our disclosure beginning on page 64.

Vision Financial Markets LLC

On January 26, 2018, Zhong Yang Securities Limited, our indirect subsidiary, signed an agreement with Vision. Pursuant to the agreement, the annual rate of interest the Company will be charged for a margin loan may vary from a minimum of the current broker’s call loan rate (“BCL”) to a maximum of 2.00% above the BCL, depending upon the amount of the Company’s average debit balance. The BCL is published daily in the Wall Street Journal.

Zinvest Global Limited

On May 14, 2020, Zhong Yang Securities Limited signed an agreement with Zinvest. The agreement has an initial term of 12 months. Either party may terminate the agreement at the end of such initial term by giving 30 days prior written notification of termination. If no written notification is given, the agreement will be deemed to have been renewed for a subsequent and recurring twelve-month period, subject to termination by either party at any time by giving 30 days prior written notification of termination. Zhong Yang Securities Limited may terminate the agreement at any time by giving 30 days prior written notification if Zinvest (i) fails to comply with the agreement and fails to cure such reach within 10 days, or (ii) is prohibited from engage in securities business for a period of more than 30 days as a result of an administrative or judicial proceeding. Zinvest may terminate the agreement at any time by giving 30 days prior written notification if Zhong Yang Securities Limited (i) fails to comply with the agreement and fails to cure such reach within 10 days, (ii) is prohibited from engage in securities business for a period of more than 30 days as a result of an administrative or judicial proceeding or (iii) conducts or participates in any activity, transaction, or conduct which, in Zinvest’s reasonable business judgment, may present a material adverse impact upon Zinvest’s reputation. Pursuant to the agreement, the Company agrees to pay commission fee ranging from 0 to 0.02%. Zinvest also charges the Company for the clearing services and other transaction fees which derived from different products and features. The interest rate for credit balance is the federal interest rate less 50 bps or Zinvest’s interest rate (whichever is lower). The interest rate for debit balance is federal interest rate plus 100 bps or Zinvest’s interest rate (whichever is high). The interest rate for liquidity and value at risk (VAR) charges is 8%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our ability to develop a diverse customer base and offer new and innovative products and services, page 39

7. Please briefly discuss the transaction and service fee structures for your prospective CFD trading services, as well as asset management and margin financing services, including:

●	when and how such fees or commissions will be paid;

●	how fee structures vary among the different products and services; and

●	how changes in product mix would impact fee trends.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the transaction and service fee structures are as follows. We have revised our disclosure on page 36 and 64.

Contract for difference (“CFD”)

We are preparing the launch of CFD products and services in October 2021. We expect to generate CFD trading revenue from (i) commissions, (ii) bid/offer spreads, (iii) difference in interest rates. In particular, we plan to:

i. charge commissions for all CFD transactions. The amount of commissions we charge is largely based on the trading volume, with commission rates varying between US$2.25 to US$50 per lot, based on the per-lot value and the type of product traded, as well as discounts offered to different clients.

ii. mark up the bid/offer spreads for CFD products on top of the prices offered by our clients, exchanges or third-party market makers, as the case may be. Our price mark-ups over the price offered by an exchange vary depending on the underlying product.

iii. automatically roll-over currency positions each day and provide either a credit or debit for the interest rate difference between the two currencies in the pairs being held. The clients’ debits are our gains.

Asset Management Services

To respond to the various needs of our clients , we plan to provide personalized investment strategies to optimize their asset allocations. Our clients can purchase a wide variety of investment portfolios, which include assets such as stocks, bonds, ETFs, investment funds and derivatives. We charge management fees based on their assets under management as well as commissions for certain transactions.

Margin Financing Services

We launched the margin financing services in 2019. The margin financing services did not generate any revenue as during the years ended March 31, 2019 and 2020. Clients can trade on margin through our trading platform. The minimum deposit that customers must have to open and maintain a margin account so as to conduct margin trading is currently set at US$2,000. The margin loan or funding is offered by our platform for consolidated account clients. We may generate interest income arising from margin financing offered by us to consolidated account clients and earn financing service fees related to the margin financing provided to our customers.

Impact of COVID-19 on Our Business, page 40

8. Please revise or add to the statistics presented within this section figures that align with your financial quarter and/or year end, such that readers may bridge these impacts with your overall financial performance.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the statistics presented on page 2 and page 38 to align with our financial year end.

Quantitative and Qualitative Disclosures about Market Risk, page 52

9. We note your addition of a proprietary trading portfolio in March 2020. Please revise this section to address the market risk associated with your proprietary trading portfolio pursuant to Item 11 of the Form 20-F instructions.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to include the following on page 50:

Price risk

Price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or all instruments in the market. We are exposed to price risk in respect of financial instruments held for proprietary trading, which comprises investments in certain equity securities. The exposure is limited to the carrying amount of the financial instruments.

Business

Our Industry, page 56

10. We note your use of market data from 2019 throughout this section. Please update your disclosure to a more recent date or explain why data from 2019 provides sufficiently comparable information.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated our disclosure in the sections titled “Our Industry” beginning on page 2 and 51.

Our Customers, page 68

11. Please expand your disclosure in the business section to:

●	disclose the concentration of your revenue from your top five customers during the years ended March 31, 2019 and 2020;

●	specify the percentage of revenues each customer accounted for during such periods or include a cross-reference to your disclosure in note 2 to the financial statements on page F-13; and

●	discuss the material terms of any agreements with these customers.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our disclosure on page 65 to include the following:

The Company had a concentration of revenue of 64.8% and 59.0% from the top five customers for the years ended March 31, 2020 and 2019 respectively. The following table outlines the concentration of each of the top five customers comparing to the Company’s total revenue:

	2020 Concentration (%)	2019 Concentration (%)
Largest customer	16.5%	14.6%
2nd largest customer	14.0%	12.1%
3rd largest customer	12.5%	11.9%
4th largest customer	11.0%	11.0%
5th largest customer	10.8%	9.4%
Total	64.8%	59.0%

We charge fees and commissions from futures brokerage services based on a fixed rate for each transaction. Such rate is the same among all customers. We also offer trading incentive such as discount and volume rebates from time to time as a promotion.

Marketing and Branding, page 69

12. Please briefly describe the material terms of the partnerships you have established with financial services companies in connection with your indirect channel marketing strategies.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have not entered into any partnerships with financial services companies in connection with our indirect channel marketing strategies. We have revised our disclosure on page 67.

Our Existing Technology and Infrastructure, page 70

13. Please revise here, or where appropriate, to describe your financial relationship with both Esunny and 2Go Trade. Specifically address the following:

●	Describe the general terms of significant financial contracts (if any);

●	Address whether the associated costs are billed at fixed or variable rates. Clearly state whether any costs are dependent upon your sales (determined as a percentage of sales).

●	Discuss the risks to your business associated with a discontinuation of these services.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that Esunny Morning Star Futures and Options System and 2Go Trade have agreed to provide application services, support, hosting services to us at a fixed charge over a period of time. The fees charged are independent from the trading volume or our revenue. The contract terms are reviewed and renegotiated annually.

Below is the summary of the material agreements in connection with the Esunny Morning Star Futures and Options:

Esunny International Financial Derivatives Trading Analysis System Sales Contract

On December 13, 2016, Zhong Yang Securities Limited, our indirect subsidiary, entered into a Esunny International Financial Derivatives Trading Analysis System Sales Contract with Zhengzhou Esunny Information Technology Co., Ltd. (“Esunny”) in connection with the Esunny International Financial Derivatives Trading Analysis Platform V3.0 (“Esunny International 3.0” or “Software”). This contract has a term of two years and has been automatically renewed.

Pursuant to the sales contract, we purchased a copy of the Software from Esunny and we agreed to pay an annual maintenance service fee in the amount of HK$900,000 per year (approximately US$115,138). We also agreed to (i) prepare the hardware equipment, system, and network environment in accordance with Esunny’s requirements for installation and maintenance of the Software, (ii) avoid transferring, selling, or disclosing of product designs, system structure and technical documents to third parties, and (iii) protect the commercial pricing policies, financial invoices, and contracts of Esunny. Esunny agreed to (i) provide remote maintenance service and technical support and (ii) protect our commercial information and trade secrets.

System Operation Service Contract

In connection with the Esunny International Financial Derivatives Trading Analysis System Sales Contract as described above, on December 13, 2016, Zhong Yang Securities Limited entered into a System Operation Service Contract with Esunny pursuant to which the Software will be installed at a location operated by Esunny. This contract has a term of two years and has been automatically renewed.

Pursuant to the agreement, we agreed to pay the annual operation service charge in the amount of HK$450,000 per year (approximately US$57,569). We agreed to (i) prepare the hardware equipment, system, and network environment in accordance with Esunny’s requirements for operation of the Software and (ii) to operate and run the Software abide by relevant laws, regulations, and Esunny’s system operation requirements. Esunny agrees to (i) provide remote system operation services and technical support and (ii) provide safe and applicable storage space for our hardware equipment.

Epolestar Intelligent Platform V9.0 Licensing Service Contract

On May 23, 2017, Zhong Yang Securities Limited entered into a Licensing Service Contract with Esunny in connection with the use of Epolestar Intelligent Platform V9.0 (“Epolestar”). The term of this contract is two years starting and has been automatically renewed.

Pursuant to the agreement, we agreed to pay the annual licensing fee in the amount of HK$180,000 per year (approximately US$23,028). All copyright of Epolestar is owned by Esunny.

Pursuant to the contract, we agreed to (i) contact Esunny in time and accurately describe the current failure phenomenon so that Esunny can make a timely diagnosis; (ii) designate a specific person to cooperate with Esunny regarding software maintenance and technical support; and (iii) avoid transferring, selling, or disclosing of product designs, system structure and technical documents to third parties. Esunny agreed to (i) provide remote maintenance service and technical support and (ii) protect our commercial information and trade secrets.

Below is the summary of the material agreements in connection with 2Go Trade:

Service Level Agreement

On December 12, 2017, Zhong Yang Securities Limited entered into a Licensing Agreement with 2GoTrade Limited in connection with the real-time brokerage systems “Go.Exchange” and an appliocation service platform “Go.ExchangeVS”. This agreement has an initial term of 24 months and has been automatically renewed.

Pursuant to the agreement, we have paid a one-time set up fee in the amount of HK$50,000 (approximately US$6,397) and agreed to pay a monthly fee of HK$20,300 (approximately US$2,597).

Either party may terminate the agreement if the other party breaches any terms of the agreement and does not cure the breach within 30 days after receiving written notice from the non-breaching party. If this agreement is terminated due to a breach of Zhong Yang Securities Limited, Zhong Yang Securities Limited shall be liable to pay within 30 days of termination an early termination fee to 2GoTrade Limited which is equal to 100% of all then service charges.

2GoTrade Limited granted us a non-transferable and a non-exclusive license to use the systems and services. All intellectual property rights therein and in all improvements or enhancements to the equipment, software and materials shall remain the property of 2GoTrade Limited.

We have added the above disclosure beginning on page 67. We have also added the following risk factor on page 25.

We currently conduct our futures and stock brokerage business through trading platforms licensed from third parties. Our reputation, business, financial position, results of operations and cash flows may be harmed if these parties do not perform their obligations or if they suffer interruptions to their own operations, or if alternative are unavailable or if cost of such alternatives are unfavorable.

We currently conduct our futures and stock brokerage business through two trading platforms, Esunny for futures trading and 2GoTrade for stock trading, both of which were licensed from third parties. The cost, quality and accessibility of the two trading platforms are essential to our services. We are subject to the risk of our licensors discontinue or modify the licensing agreements or increase the price thereof. If any such licensors were to go out of business, alternative trading platforms or service providers may not be available on acceptable terms or at all. Further, any increase in fees for such licenses and services may harm our ability to provide our services on a cost-effective basis. Reliable and cost-effective replacement sources may not be available on short notice or at all, and this may force us to increase prices and face a corresponding decrease in demand for our services. This would harm our ability to market our services in order to meet market demand and could materially and adversely affect our reputation, business, financial position, results of operations and cash flows.

We have limited control over these parties on which our business depends. If any of these parties fails to perform its obligations, or breaches or ends its relationship with us, finding alternate service providers would be time consuming, difficult and costly and we may be unable to satisfy demand for our services. Delays, inaccessibility and other problems could impair our operation and brand image and make it difficult for us to attract new customers. Accordingly, a loss or interruption in the service of any key party could adversely impact our reputation, business, financial position, results of operations and cash flows.

Management, page 82

14. Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that there are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment. We have revised our disclosure on page 82.

Principal Shareholders, page 86

15. Please identify the “two other individuals” who, together with Junli Yang, Yung Yung Lo, Ji An, Chen Tseng Yuan, collectively hold 100% of the Ordinary Shares owned by Zhong Yang Holdings (BVI) Limited, as you disclose in footnote 1 to the principal shareholders table.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised footnote 1 to the table to identify all the individuals who collectively hold 100% of the Ordinary Shares owned by Zhong Yang Holdings (BVI) Limited on page 85.

16. Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item 7.A.(1)(c) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that all of our shareholders who own our Ordinary Shares have the same voting rights. We have added such disclosure on page 85.

Related Party Transactions

Other Transactions with Related Parties, page 87

17. Please discuss the nature of your related party transactions with Sunx Global Limited, from which you earned commission income during 2019 and 2020, as disclosed on page 87.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the nature of the related party transactions with Sunx Global Limited is future brokerage service. The brokerage commission rate charged to Sunx Global Limited is consistent with standard brokerage commission rate charged to other customers. The brokerage services fee received from Sunx Global Limited are made in the ordinary and usual course of business and the terms are at arm’s length. We have revised our disclosure on page 86.

Description of Share Capital

Our Memorandum and Articles of Association, page 89

18. We note your disclosure at the top of page 89 and the bottom of page 90 referencing your post-offering amended and restated memorandum and articles of association, filed as an exhibit to the registration statement. Please revise your exhibit index accordingly.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we are in the process of amending and restating our memorandum and articles of association, which will be effective immediately prior to the completion of this offering and will be filed as an exhibit by an amendment to the registration statement. We have revised the exhibit index accordingly.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-8

19. Please revise to disclose that you are choosing to take advantage of the extended transition period afforded to emerging growth companies for complying with new or revised accounting standards.

RESPONSE: In response to the Staff’s comment, we have revised Note 2 - Summary of Significant Accounting Policies on page F-8.

Revenue Recognition, page F-10

20. Please revise to disclose your accounting policy for trading incentives you offer to your customers (e.g., cash, discounts, rebates, or otherwise), if any and tell us the authoritative guidance you used to support your accounting treatment. To the extent that trading incentives are offered, revise to quantify the amounts of such incentives for the respective reporting periods presented.

RESPONSE: We respectfully advise the Staff that during the fiscal years ended March 31, 2020 and 2019, we only offered volume rebate as trading incentive to certain customers who traded in futures. We reviewed the customers’ transaction volume each month and offered volume rebate on commission charges to specific customers with large volume transactions. The commission rebate offered to such customers are accounted for as variable consideration and determined based on most-likely amount method in accordance with ASC 606-10-32-8 since the contract has only two possible outcomes. The commission rebate offered to customers is recognized as a reduction of revenue. In response to the Staff’s comment, we revised our disclosures on page F-11.

Exhibits

21. Please file as exhibits to the registration statement the licensing agreements for your use of the Esunny Morning Star Futures and Options System and 2Go Trade trading platforms or tell us why these are not required to be filed by Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have filed the relevant material contracts as exhibit 10.5 to 10.8 to the registration statement.

General

22. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have not presented any written communications to potential investors. We will provide the Staff with such communications made in the future.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer and Director